Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,

	2005		2004		2003	2002	2001

	(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$885		$887		$893	$695	$781
Preferred stock dividends of a consolidated subsidiary	-	(b)	-	(b)	13	15	15
Income taxes	272		267		368	244	379
Fixed charges included in the determination of
net income, as below	609		505		397	328	337
Amortization of capitalized interest	11		8		4	2	1
Distributed income of equity method investees	86		83		68	96	62
Less: Equity in earnings of equity method investees	124		94		89	76	81

Total earnings, as defined	$1,739		$1,656		$1,654	$1,304	$1,494

Fixed charges, as defined:
Interest charges	$593		$489		$379	$311	$324
Rental interest factor	16		16		17	14	8
Fixed charges included in nuclear fuel cost	-		-		1	3	5

Fixed charges included in the determination of net
income	609		505		397	328	337
Capitalized interest	21		54		88	91	55
Dividend requirements on preferred stock of a
consolidated subsidiary before income taxes	-	(b)	-	(b)	20	23	23

Total fixed charges, as defined	$630		$559		$505	$442	$415

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	2.76		2.96		3.28	2.95	3.60

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	A portion of Florida Power & Light Company's preferred stock was owned by FPL Group, Inc. and was eliminated in consolidation. Accordingly, those dividends are not included herein.